# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wintergreen Acquisition Corp., CIK 0002053927
CUSIP: G9717M109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Room 8326 Block B,, 90 Jiukeshu West Road, Tongzhou District, China (F4), 00000
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0002070605
Persons authorized to receive notices and communications: Yongfang Yao, MACRO DREAM Holdings Limited, Room 8326 Block B, 90 Jiukeshu West Road, Tongzhou District, China (F4), 00000, 008613652371477

## Reporting persons
- MACRO DREAM Holdings Ltd (CIK 0002070605): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,652,625; shared voting power 0; sole dispositive power 1,652,625; shared dispositive power 0; aggregate amount beneficially owned 1,652,625 (22.63% of the class)
  Comment: (1) Represents (i) 1,398,750 Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares") of Wintergreen Acquisition Corp. (the "Issuer") held by MACRO DREAM Holdings Limited (the "Sponsor" or "Reporting Person") as founder shares. These founder shares reflect the 1,437,500 Ordinary Shares initially acquired by the Sponsor on December 27, 2024, net of 38,750 Ordinary Shares to be forfeited by the Sponsor due to the partial exercise of the underwriters' over-allotment option in the Issuer's initial public offering ("IPO") (595,000 of a possible 750,000 over-allotment units were exercised); and (ii) 253,875 Ordinary Shares underlying the 253,875 placement units (the "Placement Units") acquired by the Sponsor. The Sponsor acquired 244,500 Placement Units on May 30, 2025 (the "IPO Closing Date"), in a private placement in connection with the IPO, and an additional 9,375 Placement Units on May 30, 2025, in connection with the partial exercise of the underwriters' over-allotment option. Each Placement Unit consists of one Ordinary Share and one right to receive one-eighth (1/8) of one Ordinary Share upon consummation of the Issuer's initial business combination. Yongfang Yao is the sole director of the Sponsor and has sole voting and dispositive power over the shares held by the Sponsor.
  
  (2) Based on 7,303,575 Ordinary Shares outstanding immediately after the IPO Closing Date and the closing of the partial exercise of the underwriters' over-allotment option, calculated as: (i) 5,000,000 Ordinary Shares sold in the base IPO, (ii) 595,000 Ordinary Shares sold pursuant to the partial exercise of the over-allotment option, (iii) 1,398,750 founder shares held by the Sponsor, (iv) 253,875 Ordinary Shares underlying the Placement Units purchased by the Sponsor, and (v) 55,950 Ordinary Shares issued to the underwriter representative (50,000 base + 5,950 related to partial OA exercise).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Wintergreen Acquisition Corp.
Address of issuer's principal executive offices: Room 8326 Block B,, 90 Jiukeshu West Road, Tongzhou District, China (F4), 00000

## Item 2. Identity and Background
Name of person filing: This statement is filed by MACRO DREAM Holdings Limited (the "Reporting Person" or the "Sponsor").
Residence or business address: The principal business address of the Reporting Person is Room 8326, Block B, Hongxiang Cultural and Creative Industrial Park, 90 Jiukeshu West Road, Tongzhou District, Beijing, PRC.
Present principal occupation or employment: The Reporting Person is the sponsor of the Issuer and its principal business is to act as an investment holding company. Mr. Yongfang Yao is the sole director of the Reporting Person and has voting and investment discretion over the securities held by the Reporting Person. Mr. Yongfang Yao is also the Chief Executive Officer and Chairman of the Board of the Issuer. His principal occupation is serving as CEO of Shenzhen Yihaiyun Technology Co., Ltd. and his business address is Room 8326, Block B, Hongxiang Cultural and Creative Industrial Park, 90 Jiukeshu West Road, Tongzhou District, Beijing, PRC. Mr. Yao is a citizen of the People's Republic of China.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to its knowledge, Mr. Yongfang Yao, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to its knowledge, Mr. Yongfang Yao, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a business company incorporated in the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 1,437,500 founder shares initially acquired by the Reporting Person were purchased on December 27, 2024, for an aggregate purchase price of $25,000, which was paid from the working capital of the Reporting Person. Due to the partial exercise of the underwriters' over-allotment option in the Issuer's IPO (595,000 of 750,000 units exercised), 38,750 of these founder shares will be due for forfeiture at the end of the OA purchase term, resulting in 1,398,750 founder shares held by the Reporting Person.

The Reporting Person acquired 244,500 Placement Units (each consisting of one Ordinary Share and one right) on May 30, 2025, simultaneously with the closing of the Issuer's IPO, for an aggregate purchase price of $2,445,000 ($10.00 per Placement Unit). On May 30, 2025, in connection with the partial exercise of the underwriters' over-allotment option, the Reporting Person acquired an additional 9,375 Placement Units for an aggregate purchase price of $74,370 ($10.00 per Placement Unit). The total 253,875 Placement Units were acquired for an aggregate purchase price of $2,519,370, paid from the working capital of the Reporting Person.

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the founder shares and the Placement Units for investment purposes. The Reporting Person serves as the sponsor of the Issuer, which is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On December 27, 2024, the Issuer issued 1,437,500 founder shares to the Reporting Person for an aggregate purchase price of $25,000. 38,750 of these founder shares were subsequently forfeited by the Reporting Person because the underwriters' over-allotment option in the IPO was exercised only in part (595,000 of 750,000 units), such that the remaining founder shares held by the Sponsor would represent approximately 20% of the Issuer's issued and outstanding Ordinary Shares after the IPO and partial over-allotment exercise (excluding the Ordinary Shares underlying the Placement Units and certain other shares).

On May 30, 2025, the Issuer consummated its IPO of 5,000,000 units. On May 30, 2025, the underwriters partially exercised their over-allotment option, purchasing an additional 595,000 units, resulting in a total of 5,595,000 public units sold. Each unit sold in the IPO consists of one Ordinary Share and one right to receive one-eighth (1/8) of one Ordinary Share upon the consummation of the Issuer's initial business combination. Simultaneously with the closing of the IPO on May 30, 2025, the Reporting Person purchased an aggregate of 244,500 Placement Units at a price of $10.00 per Placement Unit. In connection with the closing of the partial over-allotment option exercise on May 30, 2025, the Reporting Person purchased an additional 9,375 Placement Units at $10.00 per unit, for a total of 253,875 Placement Units.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the Issuer's search for an initial business combination, actions taken by the Issuer's board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Ordinary Shares or other securities of the Issuer or disposing of all or a portion of the Ordinary Shares or other securities of the Issuer beneficially owned by it, in the open market or in privately negotiated transactions, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

The Reporting Person, in its capacity as a significant shareholder of the Issuer, may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Except as set forth in this Item 4 or as would occur upon completion of a business combination, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 30, 2025, the Reporting Person beneficially owned 1,652,625 Ordinary Shares, consisting of 1,398,750 founder shares and 253,875 Ordinary Shares underlying the Placement Units. This represents approximately 22.63% of the Issuer's 7,303,575 outstanding Ordinary Shares, calculated as described in footnote (2) to the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, through its sole director Yongfang Yao, has sole voting power and sole dispositive power with respect to the 1,652,625 Ordinary Shares beneficially owned by it.
Transactions in the class effected during the past sixty days:
Transactions in the Ordinary Shares of the Issuer by the Reporting Person during the past sixty (60) days are as follows: *

On May 30, 2025, the Reporting Person acquired 244,500 Placement Units (each including one Ordinary Share) at $10.00 per unit in a private placement. *

On May 30, 2025, the Reporting Person acquired an additional 9,375 Placement Units (each including one Ordinary Share) at $10.00 per unit in a private placement in connection with the partial exercise of the underwriters' over-allotment option. *

Except as described herein and in Item 3 and Item 4, the Reporting Person has not effected any other transactions in the Ordinary Shares of the Issuer during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Founder Shares On December 27, 2024, the Sponsor purchased 1,437,500 founder shares for an aggregate purchase price of $25,000 pursuant to a Securities Subscription Agreement. The founder shares are subject to transfer restrictions as described in the Issuer's Registration Statement on Form S-1 (File No. 333-286795). The Sponsor has agreed to vote its founder shares and any public shares purchased during or after the IPO in favor of the Issuer's initial business combination. The Sponsor has also agreed to waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Issuer's initial business combination and to waive its rights to liquidating distributions from the trust account with respect to its founder shares if the Issuer fails to complete an initial business combination within the prescribed time frame. Following the partial exercise of the underwriters' over-allotment option, 38,750 founder shares were due for forfeiture by the Sponsor, resulting in 1,398,750 founder shares held.

Placement Units Simultaneously with the closing of the IPO on May 30, 2025, the Sponsor purchased 244,500 Placement Units at $10.00 per unit. In connection with the partial exercise of the underwriters' over-allotment option, the Sponsor purchased an additional 9,375 Placement Units at $10.00 per unit on May 30, 2025, for a total of 253,875 Placement Units, pursuant to a Placement Unit Purchase Agreement. Each Placement Unit consists of one Ordinary Share and one right to receive one-eighth (1/8) of one Ordinary Share. The Placement Units (and their underlying securities) are subject to transfer restrictions until 30 days after the completion of the Issuer's initial business combination. The Sponsor has agreed to waive its redemption rights with respect to the Ordinary Shares underlying the Placement Units and to waive its rights to liquidating distributions from the trust account with respect to such shares if the Issuer fails to complete an initial business combination.

Registration Rights Agreement The Sponsor is a party to a registration rights agreement with the Issuer, pursuant to which the Sponsor is entitled to certain registration rights with respect to the founder shares, the Placement Units (and their underlying securities), and any other securities of the Issuer that it may acquire.

Letter Agreement (Insider Letter) The Sponsor and its director, Yongfang Yao (who is also an officer and director of the Issuer), are parties to a letter agreement with the Issuer and the underwriter, pursuant to which they have agreed to certain voting arrangements and transfer restrictions, as more fully described in the Issuer's Registration Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Securities Subscription Agreement, dated December 27, 2024, between Wintergreen Acquisition Corp. and MACRO DREAM Holdings Limited (incorporated by reference to Exhibit 10.6 to the Issuer's Registration Statement on Form S-1, File No. 333-286795, filed with the SEC on May 16, 2025).
https://www.sec.gov/Archives/edgar/data/2053927/000182912625002984/wintergreenacq_ex10-6.htm

Exhibit 2: Form of Placement Unit Purchase Agreement between Wintergreen Acquisition Corp. and MACRO DREAM Holdings Limited (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form S-1, File No. 333-286795, filed with the SEC on May 16, 2025).
https://www.sec.gov/Archives/edgar/data/2053927/000182912625002984/wintergreenacq_ex10-3.htm

Exhibit 3: Form of Registration Rights Agreement among Wintergreen Acquisition Corp., MACRO DREAM Holdings Limited and certain other securityholders (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-1, File No. 333-286795, filed with the SEC on May 16, 2025).
https://www.sec.gov/Archives/edgar/data/2053927/000182912625002984/wintergreenacq_ex10-2.htm

Exhibit 4: Form of Letter Agreement among Wintergreen Acquisition Corp., MACRO DREAM Holdings Limited and each director and officer of Wintergreen Acquisition Corp. (incorporated by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form S-1, File No. 333-286795, filed with the SEC on May 16, 2025).
https://www.sec.gov/Archives/edgar/data/2053927/000182912625002984/wintergreenacq_ex10-7.htm

## Signatures
- MACRO DREAM Holdings Ltd: /s/ Yongfang Yao, Yongfang Yao, Director and Authorized Person (06/11/2025)